Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D
Amendment No. 1
Under the Securities Exchange Act of 1934

Integrated Freight Corporation
(Name of Issuer)
Formerly, PlanGraphics, Inc.

Common Stock, $0.001 value per share
(Title of Class of Securities)

458166 105
(CUSIP Number)

Jackson L. Morris, Trustee
The Integrated Freight Stock Exchange Trust
(a Florida business trust)
3116 W. North A Street
Tampa, Florida 33609
813-874-8854
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.

X

CUSIP No. 458166 105

(1) Names of reporting persons: The Integrated Freight Stock Exchange Trust, a Florida business trust
(2) Check the appropriate box if a member of a group -
(a) member of the group and the membership is expressly affirmed
(b) disclaims membership in a group	X
(3) SEC use only -
(4) Source of funds: OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization: State of Florida, United States of America
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power: None
(8) Shared voting power: None
(9) Sole dispositive power: None
(10) Shared dispositive power: None
(11) Aggregate amount beneficially owned by each reporting person: None
(12) Check if the aggregate amount in Row (11) excludes certain shares -
(13) Percent of class represented by amount in Row (11): 000.00 percent
(14) Type of reporting person: OO

Item 1. Security and Issuer.

Common Stock, $0.001 par value per share

Integrated Freight Corporation
formerly, PlanGraphics, Inc.
Suite 200
6371 Business Boulevard
Sarasota, FL 34240

Item 2. Identity and Background.

Certain information about the reporting person and each director and executive officer of the reporting person is set forth below.

Reporting person -
(a)	Name:	The Integrated Freight Stock Exchange Trust
(b)	Address:	3116 W. North A Street, Tampa, FL 33609-1544
(c)	Principal Occupation	Sole purpose was to hold the shares of Integrated Freight (PlanGraphics) in exchange for common stock of Integrated Freight Corporation, in order to effect a merger.
(d)	Criminal Convictions	None
(e)	Civil Proceedings	None
(f)	Citizenship	Organized in the State of Florida

Director, principal executive officer, principal financial officer and principal accounting officer of reporting person -
(a)	Name:	Jackson L. Morris, Trustee
(b)	Address:	3116 W. North A Street, Tampa, FL 33609-1544
(c)	Principal Occupation	Attorney
(d)	Criminal Convictions	None
(e)	Civil Proceedings	None
(f)	Citizenship	United States of America

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

Effective on September 7, 2010, the Trust transferred 5,278,637 shares of Integrated Freight to the beneficiaries of the Trust.  The 5,278,637 shares of Integrated Freight are all of the shares held in the trust subsequent to a prior transfer of 2,104,543 shares to beneficiary Paul A. Henley (his entire interest in the Trust’s shares) to be pledged as security for his guaranty of a loan to Integrated Freight.  The transfer of the 5,278,637 Integrated Freight shares to the beneficiaries of the Trust terminates the Trust.  All share amounts have been adjusted for a reverse stock split effective September 7, 2010.

(a) Not applicable;

(b) Not applicable;

(c) Not applicable;

(d) Not applicable;

(e) Not applicable;

(f) Not applicable;

(g) Not applicable;

(h) Not applicable;

(i) Not applicable; or

(j) Not applicable

Item 5. Interest in Securities of the Issuer.

(a) Not applicable;

(b) Not applicable;

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Declaration of Trust of The Integrated Freight Stock Exchange Trust sets forth the only contract, arrangement, understandings and relationships with respect to shares of common stock of Integrated Freight. The distribution of the Integrated Freight shares to the beneficiaries of the Trust terminates the Trust.

Item 7. Exhibits.

Rule 13d–1(k) agreement	None

(2)	The Declaration of Trust of The Integrated Freight Stock Exchange Trust, dated as of October 15, 2009*
*Previously filed.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 13, 2010

The Integrated Freight Stock Exchange Trust

By: /s/ Jackson L. Morris
Jackson L. Morris, Trustee